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SEC Mail Processing Section
FEB 29 2016
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32682

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BNP PARIBAS SECURITIES CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

787 Seventh Avenue
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank W. Bracero (201) 850-6704
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

CONFIDENTIAL TREATMENT REQUESTED

Affirmation

I, Frank W. Bracero, affirm that to the best of my knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to the firm of BNP Paribas Securities Corp. as of December 31, 2015, are true and correct. I further affirm that neither BNP Paribas Securities Corp. nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Frank W. Bracero

Chief Financial Officer
Title

Subscribed and sworn to before me on this 26th day of February 2016.



Notary Public

STANLEY EGBUCHULAM
NOTARY PUBLIC-STATE OF NEW YORK
No. 01EG6009709
Qualified in Nassau County
My Commission Expires October 04, 2018

BNP Paribas Securities Corp.
(SEC I.D. No. 8-32682)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(a) under the Commodity Exchange Act as a Public Document.


pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of BNP Paribas Securities Corp.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of BNP Paribas Securities Corp. at December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the statement of financial condition. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers L.L.P.

February 26, 2016

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F:(813) 286 6000, www.pwc.com/us

BNP Paribas Securities Corp.
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Statement of Financial Condition
As of December 31, 2015
(in thousands)

Assets	
Cash	$ 31,090
Cash deposited with clearing organizations or segregated under federal and other regulations	564,708
Securities purchased under agreements to resell	49,513,123
Securities owned - at fair value (including securities owned, pledged to counterparties of $14,304,333)	16,028,229
Securities borrowed	3,807,301
Receivable from brokers, dealers, and clearing organizations	1,690,427
Securities received as collateral - at fair value	605,494
Securities failed to deliver	510,844
Receivable from customers	130,920
Other assets	613,371
Total Assets	$ 73,495,507
Liabilities and Stockholder's equity	
Liabilities	
Short-term borrowings	$ 652,502
Securities sold under agreements to repurchase	63,819,575
Securities sold, not yet purchased - at fair value	1,984,484
Payable to brokers, dealers, and clearing organizations	1,713,381
Payable to customers	1,074,869
Obligation to return securities received as collateral - at fair value	605,494
Securities failed to receive	492,277
Securities loaned	28,728
Accrued expenses and other liabilities	567,175
Total Liabilities	70,938,485
Liabilities subordinated to the claims of general creditors	1,132,000
Stockholder's Equity	1,425,022
Total Liabilities and Stockholder's Equity	$ 73,495,507

The accompanying notes are an integral part of these financial statements

1. Organization and Nature of Business

BNP Paribas Securities Corp. (the "Company" or "BNPPSC") is a wholly-owned subsidiary of BNP Paribas North America, Inc. ("BNPPNA"), the ultimate parent of which is BNP PARIBAS ("BNPP").

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934. As a broker-dealer, the Company is a member of the New York Stock Exchange ("NYSE") and the Financial Industry Regulatory Authority ("FINRA"). In addition, BNPPSC is registered as a futures commission merchant ("FCM") with the Commodity Futures Trading Commission ("CFTC"), under the Commodity Exchange Act. As an FCM, the Company is a member of the Chicago Mercantile Exchange ("CME"), the National Futures Association ("NFA"), LCH. Clearnet Limited and ICE Clear Credit LLC. The Company is approved by the ICE Clear Credit LLC as a clearing member for credit default swaps products and by CME to clear over-the-counter swap derivatives transactions.

The Company engages in market making transactions and brokerage activities for its customers, primarily institutions, other broker-dealers, and affiliates. BNPPSC also engages in investment banking activities and provides certain operational services.

Standard & Poor's ("S&P") ratings services assigned a AA-/A-+ counterparty credit ratings to the Company. S&P based its rating of BNPPSC solely on the ratings of its ultimate parent BNPP.

2. Significant Accounting Policies

Basis of Presentation and Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at December 31, 2015, as well as the reported amounts of revenues and expenses during the year then ended. Significant estimates include the realization of a deferred tax asset, deferred compensation, the fair value measurement of Securities owned and Securities sold, not yet purchased. Actual results could differ materially from such estimates included in the financial statements.

Cash

The Company has all cash on deposit with major money center banks.

Cash Deposited with Clearing Organizations, Cash and Securities Segregated Under Federal and Other Regulations

The Company is required by its primary regulators, including the SEC and CFTC, to segregate cash and qualified securities to satisfy rules regarding the protection of customer assets.

Securities and Commodities Transactions

Regular way securities transactions are recognized on trade date basis. Regular way securities transactions settle within the timeframe generally established by regulation or market

convention. Forward settling trades such as when-issued and to-be-announced ("TBA") securities are not considered regular way trades when settlement does not occur within the shortest period possible for the securities types. These transactions are recorded as derivatives on trade date and only the fair values are recognized on the Statement of Financial Condition. Securities owned and Securities sold, not yet purchased are recorded at fair value in accordance with the Accounting Standards Codification ("ASC") 820-10 *"Fair Value Measurements.* Customers' commodity transactions are reported on the trade date.

Reverse Repurchase and Repurchase Agreements
Securities purchased under agreements to resell ("reverse repo") and securities sold under agreements to repurchase ("repo") are treated as collateralized financing transactions and are carried at their contracted price plus accrued interest. It is the Company's policy to take possession of securities with a fair value equal to or in excess of the principal amount loaned plus accrued interest. The Company monitors the fair value of reverse repo and repo on a daily basis with additional collateral obtained or returned, as necessary. Where the requirements of ASC 210-20 offsetting are met, resell and repurchase agreements with the same counterparty are reported on a net basis in the Statement of Financial Condition. Such transactions are netted by counterparty where the right to offset exists.

Securities Borrowing and Lending Activities
Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or similar collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed or securities loaned on a daily basis with additional collateral obtained or returned, as necessary. Interest receivable or interest payable on such transactions is accrued and included in the Statement of Financial Condition in Other assets or Accrued expenses and other liabilities, respectively.

Short-Term Borrowings
The Company obtains short-term financing by borrowing from an affiliate or a major money center using an unsecured loan facility. The affiliated borrowing is on an overnight basis and term loans are up to 1 month in duration. The principal and accrued interest associated with these borrowings are recorded as Short-term borrowings in the Statement of Financial Condition.

Securities Received as Collateral and Obligation to Return Securities Received as Collateral
The Company receives and pledges securities as collateral in connection with non-cash transactions in which the Company is the lender. When the Company is permitted to sell or repledge these securities, the Company reports the fair value of the collateral received and the related obligation to return the collateral in the Statement of Financial Condition.

Exchange Memberships
Membership shares and rights that are required by the Company to conduct its clearance and execution activities are recorded at cost, less any adjustments for permanent impairments and are included in Other assets in the Statement of Financial Condition.

Foreign Currencies
The Company's functional base currency is U.S. dollar. At December 31, 2015, the Company has assets and liabilities balances denominated in foreign currencies which are translated at closing exchange rates at December 31, 2015.

Securities Received from Customers and Affiliates
Securities received from customers and affiliates in lieu of cash margin are not reflected in the Statement of Financial Condition as the Company does not own such securities and they may only be sold or hypothecated to the extent the Company requires the equivalent funds to meet regulatory or counterparty requirements.

Receivables from and Payables to Broker-Dealers and Clearing Organizations
Receivables from broker-dealers and clearing organizations include amounts receivable from clearing organizations relating to open transactions, non-customer receivables and margin deposits. Payables to broker-dealers and clearing organizations include amounts payable to clearing organizations relating to open transactions, non-customer payables, and amounts related to unsettled securities trading activity. These balances are reported net by counterparty when the right of offset exists.

Securities Failed to Deliver and Securities Failed to Receive
Securities failed to deliver and Securities failed to receive represent sales and purchases of securities by the Company, either for its account or for accounts of other brokers and dealers but does not deliver or receive the securities on settlement date. Such transactions are initially measured at the sale or purchase price plus any accrued interest.

Receivables and Payables with Customers
Customer receivables and payables represent amounts due from/to customers, primarily related to unsettled securities transactions, commodities activity and cash deposits, which are reported net by customer. The Company does not include in the Statement of Financial Condition the securities owned by customers or the securities sold short by customers.

Income Taxes
The Company's results of operations are included in the consolidated federal and certain state tax returns of Paribas North America, Inc. ("PNA"), now known as BNP Paribas USA, Inc. effective January 1, 2016, a U.S. holding company whose ultimate parent is BNPP. The Company computes its tax liability as if it was filing a tax return on a modified separate company basis and settles such liability with PNA pursuant to a tax sharing policy.

Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and the tax basis of the Company's assets and liabilities. Valuation allowances are established, if applicable, to reduce deferred tax assets to the amount that more likely than not will be realized. The Company's tax assets and liabilities are presented as a component of Other assets and Accrued expenses and other liabilities, respectively, in the Statement of Financial Condition.

(in thousands)

Fair Value Measurement – Definition and Hierarchy
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC 820 *"Fair Value Measurements"* established a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Observable inputs other than quoted prices for the asset or liability (e.g. interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates).

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company uses market quotes for pricing its trading portfolio, when available. When no active market exists the Company uses prices of comparable instruments to determine the fair value. In some instances, the Company may also employ a mark to model valuation methodology. During 2015, no trading positions were valued using a mark to model approach.

Recent Accounting Developments
In June 2014 the FASB issued ASU 2014-12, "Compensation – Stock Compensation ("Topic 718"): "Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period" ("ASU 2014-12"). ASU 2014-12 applies to all reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target that affects vesting could be achieved after the requisite service period. The update requires that a performance target be treated as a performance condition. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved. ASU 2014-12 is effective for the

(in thousands)

reporting periods beginning after December 15, 2015. Management does not expect the adoption of this update to have a material impact on the Company's financial statements or results of operations.

In May 2015, the FASB issued ASU No. 2015-07, "Fair Value Measurement (Topic 820) – Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)". Topic 820, Fair Value Measurement, permits a reporting entity, as a practical expedient, to measure the fair value of certain investments using the net asset value per share of the investment. Currently, investments valued using the practical expedient are categorized within the fair value hierarchy on the basis of whether the investment is redeemable with the investee at net asset value on the measurement date, never redeemable with the investee at net asset value, or redeemable with the investee at net asset value at a future date. To address the diversity in practice related to how certain investments measured at net asset value with future redemption dates are categorized, the amendments in this Update remove the requirement to categorize investments for which fair values are measured using the net asset value per share practical expedient. It also limits disclosures to investments for which the entity has elected to measure the fair value using the practical expedient. ASU 2015-07 is effective for interim and annual periods beginning after December 15, 2015. The Company is evaluating the financial statement implications of adopting ASU 2015-07.

In July 2015, the FASB issued ASU No. 2015-12, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965) – (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient". This Update reduces complexity in employee benefit plan accounting, which is consistent with the FASB's Simplification initiative. As new disclosure requirements have been issued or amended, employee benefit plan financial statements have been affected. Specifically, the interaction between Topic 820, Fair Value Measurement, and Topics 960, 962, and 965 on employee benefit plan accounting sometimes requires aggregation, or organization of similar investment information, in multiple ways. The objective of Part II of this Update, "Plan Investment Disclosures", is to simplify and make more effective the investment disclosure requirements under Topic 820 and under Topics 960, 962, and 965 for employee benefit plans. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015; early application is permitted. The Company is evaluating the financial statement implications of adopting ASU 2015-12.

In May 2014, FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). The amendment supersedes and replaces nearly all existing revenue recognition guidance, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Accounting Standards Codification. Under the amended guidance, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance is effective for annual and interim periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. In August 2015, FASB issued ASU No. 2015-14 Revenue from Contracts with Customer (Topic 606), Deferral of the Effective Date. The amendment defers the effective date of ASU No. 2014-09 by one year. The Company is currently evaluating the impact that the adoption of ASU No. 2014-04 on its financial statements.

(in thousands)

In January 2016, the FASB issued Accounting Standards Update No. 2016-01 "Financial Instruments-Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01"). ASU 2016-01 requires all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under the equity method of accounting or those that result in consolidation of the investee). This guidance is effective for fiscal years beginning after December 15, 2017. The Company is currently evaluating the impact that the adoption of ASU 2016-01 will have on its financial statements.

3. Collateralized Transactions

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs and to finance the Company's inventory positions. The Company manages credit exposure arising from such transactions by, in appropriate circumstances, entering into master netting agreements and collateral agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), the right to net a counterparty's rights and obligations under such agreement and liquidate and setoff collateral against the net amount owed by the counterparty. The Company's policy is generally to take possession of securities purchased under agreements to resell and securities borrowed, and to receive securities and cash posted as collateral (with rights of rehypothecation), although in certain cases the Company may agree for such collateral to be posted to a third party custodian under a tri-party arrangement that enables the Company to take control of such collateral in the event of a counterparty default. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral as provided under the applicable agreement to ensure such transactions are adequately collateralized.

The Company is a netting member of the Government Securities Division of the Fixed Income Clearing Corporation ("FICC"), an industry clearing house for reverse repurchase and repurchase transactions. At the end of each business day, for every trade submitted to and matched by FICC, the transaction is novated to FICC, thereby FICC becomes the Company's counterparty.

At December 31, 2015, included in securities purchased under agreements to resell on the Statement of Financial Condition are amounts under contracts with FICC. In accordance with applicable accounting guidance, netting applied to the FICC reverse repo and FICC repo balances was $63,126,309.

At December 31, 2015, included in securities purchased under agreements to resell on the Statement of Financial Condition are amounts under contracts with bilateral counterparties. In accordance with applicable accounting guidance, netting applied to all bilateral agreements of reverse repo and repo balances was $19,261,215.

(in thousands)

The following table presents information about the offsetting of these instruments, inclusive of FICC, and related collateral amounts:

	Gross Amounts	Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in Statement of Financial Condition
Assets			
Securities purchased under agreements to resell	$ 131,900,647	$ (82,387,524)	$ 49,513,123
Securities borrowed	3,807,301	-	3,807,301

	Gross Amounts	Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in Statement of Financial Condition
Liabilities			
Securities sold under agreements to repurchase	$ 146,207,099	$ (82,387,524)	$ 63,819,575
Securities loaned	28,728	-	28,728

As of December 31, 2015, the gross liabilities for Securities sold under agreements to repurchase and Securities loaned disaggregated by class of collateral pledged and by remaining contractual maturity of the agreements.

	Securities sold under agreements to repurchase	Securities loaned	Total
U.S. Government and agencies securities	$ 134,300,699	$ 19,779	$ 134,320,478
Corporate debt securities	11,906,400	8,949	11,915,349
	$ 146,207,099	$ 28,728	$ 146,235,827

	Overnight and Open	Up to 30 days	30-90 days	Greater than 90 days	Total
Securities sold under agreements to repurchase	$ 103,718,556	$ 18,964,069	$ 19,114,828	$ 4,409,646	$ 146,207,099
Securities loaned	18,915	-	-	9,813	28,728
	$ 103,737,471	$ 18,964,069	$ 19,114,828	$ 4,419,459	$ 146,235,827

(in thousands)

4. Securities Owned and Securities Sold, Not Yet Purchased – at Fair Value

Securities owned and securities sold, not yet purchased – at fair value at December 31, 2015 consist of:

	Owned	Sold
U.S. Government and agencies securities	$ 14,658,025	$ 1,915,604
Corporate debt instruments	895,507	8,199
Equities	342,289	51,872
Options	132,408	8,809
	$ 16,028,229	$ 1,984,484

Securities owned that are pledged to counterparties represent proprietary positions which have been pledged as collateral to counterparties on terms which permit the counterparty to sell or repledge the securities to others.

5. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2015, consist of the following:

	Receivable	Payable
Receivable/Payable from/to clearing organizations	$ 1,351,093	$ 80,369
Receivable/Payable from/to non-customers	-	991,852
Receivable/Payable from/to brokers & dealers	339,334	364,789
Unsettled trades receivable/payable, net	-	276,371
	$ 1,690,427	$ 1,713,381

The Company clears certain of its proprietary, non-customer, and customer transactions through various clearing organizations. Unsettled regular way trades relate to amounts receivable from or payable to clearing organizations for proprietary positions that had yet reached settlement date.

6. Liabilities Subordinated to Claims of General Creditors

The Company has eight subordinated loan agreements totaling $1,132,000 with affiliates outstanding at December 31, 2015. These loans have varying rollover dates.

(in thousands)

Rollover Date	Affiliated Lender	Rate	Amount
March 31, 2016	CooperNeff Inc.	3M LIBOR + 60bps	$ 25,000
April 30, 2016	BNPPNA	3M LIBOR + 60bps	72,000
June 30, 2016	BNPPNA	3M LIBOR + 60bps	10,000
June 30, 2016	BNPPNA	3M LIBOR + 60bps	10,000
July 31, 2016	BNPPNA	3M LIBOR + 60bps	75,000
October 31, 2016	BNPPNA	3M LIBOR + 60bps	90,000
December 31, 2016	BNPPNA	3M LIBOR + 34bps	100,000
December 31, 2016	BNPPNA	3M LIBOR + 40bps	300,000
December 31, 2016	PNA	3M LIBOR + 85bps	450,000
			$ 1,132,000

The loans allow for prepayment of all or any part of the obligations at the option of the Company, and upon receipt of prior written approval of the FINRA and the CME. All loans bear interest based on the London Interbank Offered Rate ("LIBOR") rate, as defined by their lenders.

On December 21, 2015, the Company added $450 million subordinated loan from PNA.

The agreements covering the subordinated borrowings have been approved by the FINRA and CME, and are thus available in computing net capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Regulation 1.17 under the Commodity Exchange Act. To the extent that such borrowings are required for the Company's continued compliance with net capital requirements, they may not be repaid. The FINRA subordinated loan agreements have automatic annual rollover extensions with regard to maturity dates. FINRA requires more than six months advance notification of intent to not extend the maturity of a subordinated loan agreement. The Company has made no such notification.

7. Deferred Compensation

BNPP sponsors numerous deferred compensation plans. Employees of the Company with annual discretionary bonus awards in excess of a certain fixed amount as defined by BNPP will receive a portion of such excess amount in units according to the specific award provisions of each plan.

In 2011, BNPP established five new plans: (a) DCS 2012 Plus Plan; (b) DCS 2012 Plan; (c) CIB KCDP Plan ("KCDP 2012"); (d) US Regulated Deferred Plan ("US RDP") 2012 and (e) Group KCDP Plan. All five plans are liability awards with grant dates in February 2012. Units are awarded based on the average closing price of BNPP shares over a specified period. The vesting of DCS 2012 Plus Plan is subject to fulfillment of specified performance conditions. The remaining four plans vest based on the fulfillment of service conditions. The vesting and payment periods for DCS 2012 Plus Plan and DCS 2012 Plan are March of 2013, 2014 and 2015 for Cash Deferred and September of 2013, 2014 and 2015 for Cash-Indexed Deferred. The vesting and payment periods for KCDP 2012 and US RDP 2012 are June of 2013, 2014 and 2015 for both Cash Deferred and Cash-Indexed Deferred.

In 2012, BNPP established three new plans: (a) DCS 2013 Plan; (b) DCS Plus 2013 Plan; and (c) KCDP CIB 2013 Plan. All three plans are liability awards with grant dates in February 2013. Units are awarded based on the average closing price of BNPP shares over a specified period.

(in thousands)

The vesting of DCS Plus 2013 Plan is subject to fulfillment of specified performance conditions. The remaining two plans vest based on the fulfillment of service conditions. The vesting and payment periods for DCS 2013 Plan and DCS Plus 2013 Plan are March of 2014, 2015 and 2016 for cash deferred portions and September of 2014, 2015 and 2016 for cash-indexed deferred. The vesting and payment periods for KCDP CIB 2013 plan are June of 2014, 2015 and 2016 for both cash deferred and cash-indexed deferred portions.

In 2012, BNPP established a buyout plan Buy Out 2013. The value of the unvested and forfeited awards under deferred compensation arrangements from former employer is divided equally between Cash Buy Out and Cash Index Buy Out. The remaining plans vest based on the fulfillment of service conditions. The vesting and payment periods for Buy Out 2013 Plan are June of 2014, 2015 and 2016.

In 2013, BNPP established three new plans: (a) DCS 2014 Plan; (b) DCS Plus 2014 Plan; and (c) KCDP CIB 2014 Plan. All three plans are liability awards with grant dates in February 2014. Units are awarded based on the average closing price of BNPP shares over a specified period. The vesting of DCS Plus 2014 Plan is subject to fulfillment of specified performance conditions. The remaining two plans vest based on the fulfillment of service conditions. The vesting and payment periods for DCS 2014 Plan and DCS Plus 2014 Plan are March of 2015, 2016 and 2017 for cash deferred portions and September of 2015, 2016 and 2017 for cash-indexed deferred. The vesting and payment periods for KCDP CIB 2014 plan are June of 2015, 2016 and 2017 for both cash deferred and cash-indexed deferred portions.

In 2013, BNPP established a buyout plan Buy Out 2014. The value of the unvested and forfeited awards under deferred compensation arrangements from former employer is divided equally between Cash Buy Out and Cash Index Buy Out. The remaining plans vest based on the fulfillment of service conditions. The vesting and payment periods for Buy Out 2014 Plan are June of 2015, 2016 and 2017.

In 2014, BNPP established three new plans: (a) DCS 2015 Plan; (b) DCS Plus 2015 Plan; and (c) KCDP CIB 2015 Plan. All three plans are liability awards with grant dates in February 2015. Units are awarded based on the average closing price of BNPP shares over a specified period. The vesting of DCS Plus 2015 Plan is subject to fulfillment of specified performance conditions. The remaining two plans vest based on the fulfillment of service conditions. The vesting and payment periods for DCS 2015 Plan and DCS Plus 2015 Plan are March of 2016, 2017 and 2018 for cash deferred portions and September of 2016, 2017 and 2018 for cash-indexed deferred. The vesting and payment periods for KCDP CIB 2015 plan are June of 2016, 2017 and 2018 for both cash deferred and cash-indexed deferred portions.

In 2014, BNPP established a buyout plan Buy out 2015. The value of the unvested and forfeited awards under deferred compensation arrangements from former employer is divided equally between Cash Buy Out and Cash Index Buy Out. The remaining plans vest based on the fulfillment of service conditions. The vesting and payment periods for Buy Out 2015 Plan are June of 2016, 2017 and 2018.

(in thousands)

In 2013, 2014, 2015 BNPP granted selected key employees the International Sustainability and Incentive Scheme to receive a cash amount in June 2016, 2017, 2018 subject to indexation, performance, and payment conditions.

In addition, BNPP allows certain employees to defer up to 100% of their bonus through a voluntary deferred compensation plan ("Plan"). The assets of the Plan are owned by BNPP and recorded as an asset with an offsetting liability to the individual employees.

8. Employee Benefit Plans

Substantially all employees of BNPP and its affiliates in the United States of America, who meet certain age and tenure requirements, are covered under various benefit plans in which BNPPSC participates. The plans include a funded noncontributory defined benefit plan, a supplemental executive retirement plan and a defined contribution 401(k) plan. The assets of the defined benefit plan are principally invested in fixed income and equity securities, held by a third-party trustee and managed by third party investment advisors. All defined benefit plans were frozen as of December 31, 2011.

9. Income Taxes

The Company is a member of a consolidated group for U.S. federal income tax purposes and a member of multiple combined group tax return filings for state and local income tax purposes. Federal and state income taxes as well as benefits for federal and state net operating losses ("NOL's") are allocated based on a formal tax sharing agreement between the Company and PNA. All current balances will be settled by Company with PNA.

The tax sharing agreement in place for the U.S. consolidated group outlines the arrangements amongst the members with respect to federal taxes and is consistent with the applicable federal tax consolidation rules governing the tax sharing agreement. It outlines the allocation amongst the members of the consolidated federal tax liabilities (where there is consolidated taxable income for an income year).

Even though the company is a member included in the consolidated tax return PNA, the current tax expense recorded in the financial statement is calculated based on the company's hypothetical stand-alone current year return in accordance with ASC 740, *Income Taxes* ("ASC 740"). After computing its current tax payable or refund, the Company provides deferred taxes on its temporary differences and on any carryforward that it would claim on its hypothetical return.

The difference between the Company's federal statutory and effective tax rate is due to permanent differences such as non-deductible meals and entertainment, state and local taxes, and unrecognized tax benefits.

The resulting tax payable or benefit receivable is settled with PNA periodically The Company made $22,079 in tax payments to PNA during 2015.

At December 31, 2015, the Company's net deferred tax asset of $61,538 is comprised of $61,541 of deferred tax assets and $3 of deferred tax liabilities. The net deferred tax asset is due to differences between tax basis of assets and liabilities and their respective financial-reporting amounts arising primarily from differences in the timing of the recognition of transfer pricing,

(in thousands)

expenses for deferred compensation and cash bonuses, and accrued interest payables to foreign affiliates. The Company has not recorded a valuation allowance against the net deferred tax asset, as management believes that the benefit related to the deferred tax asset is more likely than not to be realized in the future. The net deferred tax asset was offset with other payable balances in Accrued expenses and other liabilities in the Statement of Financial Condition.

As of December 31, 2015, the Company has recorded accrued interest and penalties of $4,448 in the Statement of Financial Condition. During 2015, the Company closed its NYS and NYC tax audits for the 2007-2009 tax years. A settlement was made to both tax jurisdictions and as such, the amount of interest and penalties relating to unrecognized tax benefits was reduced by $13,703 for the year ended December 31, 2015. Management has evaluated the Company's tax positions and determined that the only uncertain tax positions required to be recognized by the Company relates to the investment income/expense allocations reported on the NYS and NYC tax returns. The Company does not expect the unrecognized tax benefit to change significantly during the next twelve months.

As of December 31, 2015, the Company's open tax years potentially subject to examination by the Internal Revenue Service, NYS and NYC are 2010 through 2014. As of December 31, 2015, on a stand-alone basis, it has a Pennsylvania post-apportioned NOL carryforward of $101,941 which may be utilized through 2035.

Members of the U.S. consolidated group that generate a current NOL contribute such loss against the U.S. consolidated group's income tax liability to the extent members of the U.S. consolidated group contributed taxable income. The loss member will be due an amount equal to the loss that has been utilized to offset taxable income in accordance with the terms of the tax sharing agreement. For the year ended December 31, 2015, the Company is in a taxable loss position, and records its federal loss as a current benefit which would be carried back against its own hypothetical stand-alone taxable income from prior years.

The Company's settlement of its deferred tax assets with PNA related to NOL carryforwards is based on the utilization of the tax losses by the PNA and other group members and when the Company generates taxable profits. The settlement of the tax accounts between the Company and the PNA are in line with the terms of the tax sharing agreement.

10. Transactions with Related Parties

The Company engages in various transactions with BNPP and its affiliates. These transactions include financing agreements and operational support.

At December 31, 2015, the Company has a formal unsecured line of credit with BNPP. Borrowings under this line of credit bear a rate of LIBOR plus a nominal interest rate. The borrowing limit under these arrangements is €3,500,000 or the U.S. dollar equivalent based on the current exchange rate is $3,804,850. On any date in which the equivalent in euros of the aggregate principal amount of all advances outstanding exceeds 105% of the maximum borrowing amount, BNPP may, at its sole discretion notify the Company of such excess and make demand for prepayment in respect thereof. At December 31, 2015, the Company borrowed $652,502 under this line.

(in thousands)

At December 31, 2015, assets and liabilities with related parties consist of:

Assets		
Cash	$	21,373
Cash deposited with clearing organizations or segregated under federal and other regulations		231,242
Securities purchased under agreements to resell		26,799,246
Securities received as collateral - at fair value		605,494
Securities borrowed		420,940
Receivable from brokers, dealers, and clearing organizations		295,707
Securities failed to deliver		17,561
Other assets		538,844
Total assets	$	28,930,407
Liabilities		
Short-term borrowings	$	652,502
Securities sold under agreements to repurchase		2,901,463
Payable to brokers, dealers, and clearing organizations		1,309,382
Payable to customers		691,799
Obligation to return securities received as collateral - at fair value		605,494
Securities failed to receive		123,766
Securities loaned		28,728
Accrued expenses and other liabilities		404,971
Total liabilities	$	6,718,105
Liabilities subordinated to the claims of general creditors	$	1,132,000

The Company paid a dividend in the amount of $606,237 to BNPPNA.

The Company executes various transactions with its affiliates, such as Securities purchased under agreements to resell, Securities sold under agreements to repurchase, Securities borrowed, Securities loaned, margin financing and clearance and settlement.

The Company is a party to numerous transfer pricing agreements with its affiliates. Due to the nature of these agreements, the Company could experience a significant impact on its financial results. The Company has been historically notified in late March of the following year regarding its final settlement amounts concerning its portion of the global profit split. To mitigate the impact of this late notification, the Company has entered into a fee agreement with PNA, whereby PNA pays or receives the difference between the amount accrued at year end and the final settlement amount. In addition, the Company entered a separate agreement with its ultimate parent, BNPP, to limit the amount of its global profit split loss to a maximum equivalent of $0 under these transfer pricing agreements.

The Company has a parental guarantee arrangement covering all obligations of the entity.

(in thousands)

At December 31, 2015 intercompany transfer pricing receivables were $393,580 which are included in Other assets in the Statement of Financial Condition. At December 31, 2015 intercompany transfer pricing payables were $0 which are included in Accrued expenses and other liabilities in the Statement of Financial Condition. Transfer pricing is accounted for in accordance with BNPP transfer pricing agreements.

At December 31, 2015, the Company entered into forward starting reverse repurchase and repurchase transactions with affiliates which had a total fair value of $342,948 and $1,946 respectively.

11. Pledged Assets, Commitments and Contingencies

At December 31, 2015, the approximate fair values of collateral received which may be sold or repledged by the Company.

Financial instruments collateral received	
Securities purchased under agreements to resell	$ 117,705,302
Securities received in securities borrowed vs. cash transactions	3,748,990
Securities received in securities borrowed vs. non-cash transactions	11,411,512
Securities received as collateral	605,494
Total	$ 133,471,298

At December 31, 2015, the approximate fair values of the portion of collateral received that were sold or repledged by the Company, including the collateral related to amounts netted under FASB ASC 210-20-45 (formerly FIN 41), were:

Financial instruments collateral transferred	
Securities sold under agreements to repurchase	$ 121,791,645
Securities lent in securities loaned vs. cash transactions	28,274
Securities lent in securities loaned vs. non-cash transactions	7,542,638
Obligation to return securities received as collateral	605,494
Total	$ 129,968,051

At December 31, 2015, the Company entered into forward starting reverse repurchase and repurchase transactions which had a total fair value of $14,589,074 and $10,110,390 respectively.

The Company is required to maintain deposits with various clearing organizations and exchanges. At December 31, 2015, the Company has placed securities it owns which have a fair value of $961,666 and cash deposits of $1,318,247 to satisfy such requirements.

In 2015, the Company entered into a committed reverse repurchase facilities agreement for a maximum amount of $300 million. The facility is a bilateral agreement and it can be drawn by the counterparty at any time.

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other

(in thousands)

members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded in the Statement of Financial Condition for these arrangements.

The Company, in the normal course of business, has been named as defendant in various legal proceedings. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages or where the cases present novel legal theories or involve a large number of parties, the Company cannot state with confidence what the eventual outcome of the pending matters will be. Based upon its current knowledge after consultation with counsel, the outcome of legal actions, proceedings and investigations currently pending against the Company should not have a material adverse effect on the Company's financial statements.

12. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934. The Company has elected to compute its net capital using the alternative method, which requires the maintenance of minimum net capital equal to the greater of $1,000 or 2% of aggregate debit balances arising from customer transactions, as defined. As a registered futures commission merchant, the Company is subject to the Minimum Financial Requirements Rule pursuant to Regulation 1.17 under the Commodity Exchange Act, which requires the maintenance of minimum net capital, as defined, equal to the greater of 8% of the total customer risk margin requirements plus 8% of the total non-customer risk margin requirements required to be segregated pursuant to the Commodity Exchange Act. At December 31, 2015, the Company had net capital of $1,712,111, which was $1,491,325 in excess of its required net capital.

13. Cash and Securities Segregated under Federal and Other Regulations

As a registered broker-dealer, the Company is subject to the Customer Protection Rule ("Rule 15c3-3") under the Securities Exchange Act of 1934. The Rule requires the deposit of cash and/or qualified securities, as defined, in a special reserve account for the exclusive benefit of customers. As of December 31, 2015, the Company made a computation related to Rule 15c3-3 and was required to maintain a balance of $102,759 in this account. The Company had segregated cash in a money market demand account with a value of $200,140 as of December 31, 2015. No additional cash movements were made to this account.

As of December 31, 2015, the Company made a computation related to the reserve requirement for Proprietary Accounts of Brokers ("PAB"). As of December 31, 2015, the Company made a computation related to PAB Rule 15c3-3 and was not required to maintain a balance in this account. The Company had segregated cash in a money market demand account with a value of $25,001 as of December 31, 2015. No additional cash movements were made to this account.

The Company is subject to Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act ("CEA"), which requires a FCM to segregate, secure or sequester money, securities, funds

(in thousands)

and property related to customers' regulated commodity futures accounts in a special bank account for the exclusive benefit of customers. As of December 31, 2015, the Company made a segregation computation related to Section 4d(2) and was required to maintain a balance of $934,080 in this account. The total amount segregated was $1,162,490, which consisted of segregated cash of $210,390, deposits at clearing organizations of $22,615 and funds and property related to customers' regulated commodity balances with a fair value of $929,485. These assets have been segregated under the CEA and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts.

As of December 31, 2015, the Company made a secured computation related to Regulation 30.7 and was required to maintain a balance of $77,929. The total amount segregated was $99,193, which consisted of secured cash of $50,633, deposits at clearing organizations of $47,001, and funds and property related to customers' regulated commodity balances with a fair value of $1,559. Both amounts have been segregated under the CEA and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts.

As of December 31, 2015, the Company made a customer cleared swaps computation under the CEA and was required to maintain a balance of $716,937 in this account. The total amount segregated was $967,576 which consisted of cash of $78,544, deposits at clearing organizations of $329,714, and funds and property related to customers' cleared swaps balances with a fair value of $559,318 have been sequestered under the CEA and represent funds deposited by customers and funds accruing to customers as a result of trades.

14. Credit Risk and Financial Instruments with Off -Balance Sheet Risk

In the normal course of business, the Company executes and settles securities activities with customers, brokers and dealers and affiliates. These securities transactions are on a cash or margin basis. The Company is exposed to risk of loss on these transactions in the event the counterparty or affiliate fails to satisfy its obligations in which case the Company may be required to purchase or sell financial instruments at prevailing market prices.

The Company engages in various securities activities with a diverse group of domestic and foreign counterparties and affiliates. The Company's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to securities activities can be directly impacted by volatile trading markets which may impair the ability of the counterparties to satisfy their obligations to the Company.

In margin transactions, the Company extends credit to its affiliates and customers, subject to various regulatory and internal margin guidelines, collateralized by cash and securities in the affiliates' or customers' accounts. In connection with these activities, the Company executes and clears affiliate and customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that affiliates and customers may incur. In the event the affiliate or customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market prices to fulfill the affiliates' and customer's obligations. The Company seeks to control the risks associated with its affiliate and customer activities by requiring affiliates and customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors

daily the required margin levels, and pursuant to such guidelines, requires the affiliate or customer to deposit additional collateral or to reduce positions when necessary.

In connection with securities activities, the Company enters into reverse repos and repos, primarily in U.S. government securities, and securities borrowing and lending arrangements which may result in significant credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations.

In accordance with industry practice, reverse repos are generally collateralized by securities held by the Company with a fair value in excess of the customers' or affiliates obligation under the contract and repos are collateralized by securities deposited by the Company with a fair value in excess of the Company's obligation under the contract. Similarly, securities borrowed and loaned agreements are collateralized by deposits and receipts of cash. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified securities or underlying security at the contracted price, and thereby, create a liability to repurchase them in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's repurchase of such securities may exceed the amount recognized in the Company's Statement of Financial Condition.

The Company has entered into an irrevocable guarantee with BNPP for payment and performance of guaranteed obligations of BNPPSC.

15. Fair Value Disclosures

Due to the nature of its operations, substantially all of the Company's assets are comprised of cash and securities deposited with clearing organizations or segregated under federal and other regulations, reverse repos, securities borrowed, securities failed to deliver, receivables from customers, brokers, dealers, and clearing organizations, securities owned and U.S. agency securities TBA. Securities deposited with clearing organizations or segregated under federal regulations, securities owned, and U.S. agency securities TBA are carried at fair value based on the fair value hierarchy described. All remaining assets are short-term in nature and the carrying amounts are a reasonable estimate of fair value.

Similarly, substantially all of the Company's liabilities arise from repos, securities loaned, securities failed to receive, payables to customers, brokers, dealers, and clearing organizations, securities sold, not yet purchased and U.S. agency securities TBA. Securities sold, not yet purchased, and U.S. agency securities TBA are carried at fair value based on the fair value hierarchy described below. All remaining liabilities are short-term in nature and the carrying amounts are a reasonable estimate of fair value.

Due to the variable rate of interest charged on its subordinated loans the carrying value approximates the estimated fair value.

Assets and liabilities measured at fair value on a recurring basis are disclosed in the table below.

(in thousands)

Level 1 – Assets and liabilities utilizing Level 1 inputs include U.S. Government and agencies securities, Equity option, Equity securities, Securities received as collateral which are actively traded and U.S. agency securities TBA/extended settlement receivables. Level 1 inputs are unadjusted quoted prices in active markets for assets or liabilities identical to those to be reported at fair value.

Level 2 – Assets and liabilities utilizing Level 2 inputs include U.S. Government and agencies securities and Corporate debt securities. Level 2 inputs are inputs other than quoted prices within Level 1 inputs that are observable either directly or indirectly. The Company uses prices of comparable securities in determining the fair value of Level 2 securities. Observable inputs other than quoted prices for the asset or liability (e.g. interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates).

Level 3 – During 2015, the Company had no activity in Level 3 assets. During 2015, the Company has no assets or liabilities measured under Level 3 hierarchy.

Assets Measured at Fair Value on a Recurring Basis as of December 31, 2015

	Level 1	Level 2	Level 3	Total
Securities owned - at fair value				
U.S. Government and agencies securities	$ 2,878,849	$ 11,779,176	$ -	$ 14,658,025
Corporate debt securities	-	895,507	-	895,507
Equity option	132,408	-	-	132,408
Equity securities	342,289	-	-	342,289
Securities received as collateral	605,494	-	-	605,494
Other assets				
U.S. agency securities TBA	7,114	-	-	7,114
Extended settlement receivables	309	5,555	-	5,864
	$ 3,966,463	$ 12,680,238	$ -	$ 16,646,701

Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2015

	Level 1	Level 2	Level 3	Total
Securities sold, not yet purchased - at fair value				
U.S. Government and agencies securities	$ 1,891,708	$ 23,896	$ -	$ 1,915,604
Corporate debt securities	-	8,199	-	8,199
Equity option	8,809	-	-	8,809
Equity securities	51,872	-	-	51,872
Obligation to return securities received as collateral	605,494	-	-	605,494
Accrued expenses & other liabilities				
U.S. agency securities TBA	11,034	-	-	11,034
Extended settlement payables	341	5,788	-	6,129
	$ 2,569,258	$ 37,883	$ -	$ 2,607,141

(in thousands)

16. Derivative Instruments

The derivative balances represent future commitments to exchange payment streams based on notional amounts or to purchase or sell other financial instruments at specific terms on a specific date. The Company enters into trading derivatives contracts to satisfy the needs of its clients, for trading purposes and to manage the Company's exposure to market and credit risks resulting from its trading and market making activities. The following table sets the fair value and the notional value of the Company's derivative contracts by major product type as of December 31, 2015:

	Derivative Assets (1)	Derivative Liabilities (1)	Notional
TBA contracts	$ 7,114	$ 11,034	$41,117,476
Extended settlement contracts	5,864	6,129	3,623,048
Total included in Other assets and Accrued expenses and other liabilities	$ 12,978	$ 17,163	

(1) Derivative fair values include counterparty netting within product category

17. Subsequent Events

The Company evaluates subsequent events through the date on which the financial statements are issued. There have been no material subsequent events that occurred during this period that would require disclosure or adjustment to these financial statements.

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